SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

News Release October 16, 2002

Stora Enso investing in Finland and the USA

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has approved two investments to enhance productivity and improve cost competitiveness at the Kotka Mill in Finland and the Kimberly Mill in the USA.

Stora Enso will invest EUR 30.5 million in PM2 at the Magazine Paper Division’s Kotka Mill in Finland. The investment will improve quality and productivity, and serve growing market demand. The project includes investments in the wire and press sections, and a drying capacity increase. The production capacity will increase by 26 000 tonnes to 171 000 tonnes per year. Rebuilding is scheduled to be finished by the end of 2003.

In line with the earlier announced North American profit enhancement plan, Stora Enso has also approved a USD 12.8 million investment to rebuild PM96 at the Kimberly Mill in the USA. The machine will be converted from producing coated mechanical reels (CMR) to coated fine papers (CWF). The production capacity will increase by 35 000 to 185 000 tonnes per year. The project comprises installation of a top former and dilution headbox, and press section upgrade. The machine is scheduled to restart production in May 2003.

For more information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

The Kotka PM 2 product line manufactures machine finished coated magazine paper (MFC) under the brand name SolarisPress. An important quality aspect of the product is good readability combined with excellent printed gloss.

The Kimberly Mill in Northeastern Wisconsin is the largest coated paper production unit of Stora Enso North America. The mill has three paper machines producing coated papers for the Fine Paper, Magazine Paper and Speciality Paper customer groups.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: October 17, 2002